AMENDMENT NO. 1
TO
AMENDED AND RESTATED BYLAWS
OF
FARMER BROS. CO.

The Amended and Restated Bylaws of Farmer Bros. Co. are hereby amended by deleting Sections 3.1 and 3.2, and inserting the following in lieu thereof:

“3.1    Number and Election of Directors. Subject to the Certificate of Incorporation, the number of directors shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the active Board of Directors. Directors shall be elected by the stockholders at the Annual Meeting of Stockholders, and the term of each director so elected shall be as set forth in the Certificate of Incorporation.
3.2    Vacancies. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship shall hold office for the term set forth in the Certificate of Incorporation.”